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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.____ )


                               GLOBAL NETWORK, INC
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    37939G102
                                 (CUSIP Number)

                                 James C. Mason
                              Global Network, Inc.
                         575 Madison Avenue, 10th Floor
                            New York, New York 10022
                                 (212) 656-9377
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 1999
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|





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                         (Continued on following pages)
                               (Page 1 of 5 Pages)



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CUSIP No. 37939G102                    13D                     Page 2 of 5 Pages
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   James C. Mason

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|
3         SEC USE ONLY

4         SOURCE OF FUNDS
                   PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)
                                                                             |_|
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America

                                      7        SOLE VOTING POWER
                                                   2,305,000 shares
             NUMBER OF
               SHARES                 8        SHARED VOTING POWER
            BENEFICIALLY                           0 shares
              OWNED BY
                EACH                  9        SOLE DISPOSITIVE POWER
             REPORTING                             2,305,000 shares
            PERSON WITH
                                      10       SHARED DISPOSITIVE POWER
                                                   0 shares

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,305,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                             |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   17.4%(1)

14        TYPE OF REPORTING PERSON
                   IN


(1) Based upon 13,245,000 shares of Common Stock outstanding as of March 31, 2001, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2001.

          Item 1. Security and Issuer.

          This statement relates to the Common Stock, $0.001 par value per share ("Common Stock"), of Global Network, Inc., a Nevada corporation (the "Registrant"), owned by, and underlying currently exercisable options granted to, James C. Mason, the Registrant's President Chief Executive Officer and President. The Registrant has its principal executive offices at 575 Madison Avenue, 10th Floor, New York, New York 10022.

          Mr. Mason did not file this Schedule 13D within the time period prescribed by Rule 13d-1 of the Securities Exchange Act of 1934, as amended, due to inadvertence on his part. The Registrant has previously disclosed the information contained in this Schedule 13D in its periodic reports on Form 10-KSB and 10-QSB.

          Item 2. Identity and Background

          (a) The person filing this Statement on Schedule 13D (this "Statement") is James C. Mason.

          (b) Mr. Mason's business address is Global Network, Inc., 575 Madison Avenue, 10th Floor, New York, New York 10022.

          (c) The Registrant currently employs Mr. Mason as its President and Chief Executive Officer. Mr. Mason is also a director of the Registrant, whose address is listed above in Item 1.

          (d) Mr. Mason has not been convicted in a criminal proceeding in the past five years.

          (e) Mr. Mason has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

          (f)  Mr. Mason is a citizen of the United States of America.

          Item 3. Source and Amount of Funds or Other Consideration

          Mr. Mason used personal funds in purchasing the shares of Common Stock reported herein.

          Item 4. Purpose of Transaction

          Mr. Mason acquired the Common Stock reported herein at the inception of Global Network, Inc., as part of the initial funding of the Registrant.

          Item 5. Interest in Securities of the Issuer

          (a) As of the date hereof, Mr. Mason beneficially owns directly 2,305,000 shares of the Common Stock (the "Shares"), which constitutes 17.4% of the shares outstanding of the Issuer, based upon 13,245,000 shares of Common Stock outstanding as of March 31, 2001, as reported in the Registrant's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2001.

          (b)  Mr. Mason has the sole power to vote and dispose of the Shares.

          (c)  Not applicable.

          (d) To the best knowledge of Mr. Mason, no person other than Mr. Mason has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares.

          (e)  Not applicable.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as otherwise described herein, Mr. Mason is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

          Item 7. Material to Be Filed as Exhibits

          Not applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 9, 2001                                       /s/ James C. Mason
                                                     ------------------
                                                     James C. Mason